Exhibit 99.5

LETTER AGREEMENT

May 8, 2017

SeaWorld Entertainment, Inc. 9205 South Park Center Loop, Suite 400 Orlando, FL 32819 USA Attn: General Counsel	Sun Wise (UK) Co., Ltd c/o Zhonghong Zhuoye Group Co., Ltd Building No. 8, Eastern International, No. 1, Ciyunsi, Chaoyang District Beijing, People’s Republic of China 100025 Attn: Yu Ting

SeaWorld Entertainment, Inc. (the “Company”) hereby agrees that, during the period following the Closing and prior to the appointment of Yoshikazu Maruyama and Yongli Wang (the “ZHG Directors”) to the board of directors of the Company (the “Board”) (which shall occur immediately following the Company’s annual meeting of stockholders for 2017, pursuant to that certain Stockholders Agreement among the Company, Buyer, and Zhonghong Zhuoye Group Co., Ltd solely for purposes of Section 4.3 thereof, dated as of March 24, 2017 (the “SHA”)), the ZHG Directors shall be entitled to the board observer rights set forth on Exhibit A attached hereto subject to the confidentiality obligations in the Confidentiality Agreement (as defined in the SHA).

This Letter Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. Except as specifically set forth in this Letter Agreement, the SHA (including, without limitation, the Company’s obligation under Section 2.1(d) of the SHA, to appoint (x) Mr. Maruyama to the class of directors of the Board up for election at the Company’s annual meeting of stockholders for 2018 and (y) Mr. Wang to the class of directors of the Board up for election at the Company’s annual meeting of stockholders for 2019) shall remain unmodified and in full force and effect.

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws thereof.

IN WITNESS WHEREOF, the parties hereto have executed this LETTER AGREEMENT on the day and year first above written.

Sincerely,

SEAWORLD ENTERTAINMENT, INC.

By:	/s/ Joel K. Manby
Name:	Joel K. Manby
Title:	Chief Executive Officer and President

Agreed and Accepted:

SUN WISE (UK) CO., LTD

By:	/s/ Yongli Wang
Name:	Yongli Wang
Title:	Director

Signature Page to Letter Agreement

EXHIBIT A

OBSERVER RIGHTS

1.	The Company shall, concurrently with delivery to the Board, give the ZHG Directors copies of all notices, minutes, consents and other material that the Company provides to its directors, except that the ZHG Directors may be excluded from access to any material or meeting or portion thereof if the Board determines in good faith, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information, or for other similar reasons. Upon reasonable notice and at a scheduled meeting of the Board or such other time, if any, as the Board may determine in its sole discretion, the ZHG Directors may address the Board regarding significant business issues facing the Company.